Meridian Bioscience Reports Completion of Exchange Offer

CINCINNATI — (BUSINESS WIRE) — Jan. 30, 2004 — Meridian Bioscience, Inc., (NASDAQ:VIVO) today announced that its offer to exchange 5% Convertible Subordinated Debentures due 2013 for its outstanding 7% Convertible Subordinated Debentures due 2006, expired at 12:00 midnight EST on Wednesday, January 28, 2004.

LaSalle Bank National Association, the exchange agent for the offer, has advised the Company that approximately $4 million in principal amount of the outstanding debentures was tendered pursuant to the exchange offer. Meridian Bioscience has advised the exchange agent that it will exchange all outstanding debentures that have been tendered for exchange.

Meridian Bioscience will soon begin a program to redeem, at par value, all or a portion of its remaining outstanding issue of 7% Convertible Subordinated Debentures due 2006. The first call for redemption, in the amount of $4 million, will commence during February 2004. It is anticipated that the Company will make additional redemptions, at par value, prior to the maturity date of the debentures.

Commenting on the successful completion of the exchange offer and the initiation of the redemption program, William J. Motto, Chairman and Chief Executive Officer, stated, “The result of this cost effective program will be positive for the Company in that earnings will be increased as a result of lower interest expense, future share dilution will be reduced because of debentures redeemed, and long-term permanent capital will be provided through debentures exchanged.”

FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward looking statements accompanied by meaningful cautionary statements. Except for historical information, this report contains forward-looking statements which may be identified by words such as “estimates”, “anticipates”, “projects”, “plans”, “expects”, “intends”, “believes”, “should” and similar expressions or the negative versions thereof and which also may be identified by their context. Such statements are based upon current expectations of the Company and speak only as of the date made. The Company assumes no obligation to publicly update any forward looking statements. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ, including, without limitation, the following: Meridian’s continued growth depends, in part, on its ability to introduce into the marketplace enhancements of existing products or new products that incorporate technological advances, meet customer requirements and respond to products developed by Meridian’s competition. While Meridian has introduced a number of internally-developed products, there can be no assurance that it will be successful in the future in introducing such products on a timely basis. Ongoing consolidations of reference laboratories and formation of multi-hospital alliances may cause adverse changes to pricing and distribution. Costs and difficulties in complying with laws and regulations administered by the United States Food and Drug Administration can result in unanticipated expenses and delays and interruptions to the sale of new and existing products. Changes in the relative strength or weakness of the U.S. dollar can change expected results. One of Meridian’s main growth strategies is the acquisition of companies and product lines. There can be no assurance that additional acquisitions will be consummated or that, if consummated, will be successful and the acquired businesses successfully integrated into Meridian’s operations.

Meridian is a fully integrated life science company that manufactures, markets and distributes a broad range of innovative diagnostic test kits, purified reagents and related products and offers biopharmaceutical enabling technologies. Utilizing a variety of methods, these products provide accuracy, simplicity and speed in the early diagnosis and treatment of common medical conditions, such as gastrointestinal, viral, urinary and respiratory infections. All Meridian diagnostic products are used outside of the human body and require little or no special equipment. The Company’s products are designed to enhance patient well-being while reducing the total outcome costs of healthcare. Meridian has strong market positions in the areas of gastrointestinal and upper respiratory infections, serology, parasitology and fungal disease diagnosis. In addition, Meridian is a supplier of rare reagents and specialty biologicals along with proteins and other biologicals used by biopharmaceutical companies engaged in research for new drugs and vaccines. The Company markets its products to hospitals, reference laboratories, research centers, veterinary testing centers, physician offices and diagnostics manufacturers in more than 60 countries around the world. The Company’s shares are traded through Nasdaq’s National Market, symbol VIVO. Meridian’s website address is www.meridianbioscience.com.

CONTACT:   Meridian Bioscience, Inc.
John A. Kraeutler, 513-271-3700

SOURCE:   Meridian Bioscience, Inc.